UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File No. 001-37596

FERRARI N.V.

(Translation of Registrant’s Name Into English)

Via Abetone Inferiore n.4

I-41053 Maranello (MO)

Italy

Tel. No.: +39 0536 949111

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The following exhibits are furnished herewith:

Exhibit 99.1	Notice of the Annual General Meeting

Exhibit 99.2	Annual General Meeting Agenda and Explanatory Notes

Exhibit 99.3	2015 Ferrari N.V. Annual Report

Exhibit 99.4	2015 FE New N.V. Annual Report

Exhibit 99.5	Outstanding Share Capital and Voting Rights at the Date of the Notice of the Annual General Meeting Proxy Forms

Exhibit 99.6	Press release issued by Ferrari N.V. dated March 4, 2016

Exhibit 99.7	Curricula Vitae of Directors to be Appointed

Exhibit 99.8	Attendance Card

Exhibit 99.9	Proxy Form

Exhibit 99.10	U.S. Common Proxy Card

Exhibit 99.11	U.S. Special Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2016	FERRARI N.V.
	By:	/s/ Alessandro Gili

		Name:	Alessandro Gili
		Title:	Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Notice of the Annual General Meeting

Exhibit 99.2	Annual General Meeting Agenda and Explanatory Notes

Exhibit 99.3	2015 Ferrari N.V. Annual Report

Exhibit 99.4	2015 FE New N.V. Annual Report

Exhibit 99.5	Outstanding Share Capital and Voting Rights at the Date of the Notice of the Annual General Meeting Proxy Forms

Exhibit 99.6	Press release issued by Ferrari N.V. dated March 4, 2016

Exhibit 99.7	Curricula Vitae of Directors to be Appointed

Exhibit 99.8	Attendance Card

Exhibit 99.9	Proxy Form

Exhibit 99.10	U.S. Common Proxy Card

Exhibit 99.11	U.S. Special Proxy Card